Trader.com Announces Measures to Accelerate
EBITDA Growth for 2001 and Guidance


Amsterdam, The Netherlands
- January 17, 2001 -
Trader.com N.V., a global leader in
classified advertising, announces today actions implemented to accelerate future EBITDA growth.
Trader.com's action plan comprises an enhanced focus on two core segments, the acceleration of its e-business transformation and a significant reduction in its cost structure.

Key Strategic Initiatives:

Strong focus on two core segments:
Trader.com will principally concentrate on the automobile and real estate segments of the classified and display advertising industry.
It will accelerate the development of its successful on-line solutions, such as Power Pages, an online inventory listing solution for car dealerships and real estate agents, to further cement its partnership with these local businesses on the Internet. The Company has eliminated non-core websites such as the international vertical initiatives in employment, boats, luxury goods and heavy equipment.

Acceleration of e-business transformation:
Print and online local sales forces have been integrated.
Local print and online operations
have also been consolidated, streamlining marketing, production and customer service costs in a seamless operating platform. Local markets will fully leverage the brand capital of the Company's market leading local publications such as La Centrale in France, Buy & Sell in Canada and Segundamano in Spain, rather than investing in the development of new brands.

Reduction of cost structure:
Trader.com has implemented a cost reduction program, reducing employee headcount by 275 people, closing certain non-core websites and consolidating facilities.
It expects the program to generate EBITDA savings of approximately 18 million euros annually.
As a result of the cost-reduction measures, the Company will record a restructuring charge in 2000 in the range of 22 million euros to 25 million euros. The Company has recorded
12 million euros, of which approximately 10 million euros will reduce consolidated EBITDA, and is finalizing its assessment of the write-down of software costs for non-core websites, expected to be in the range of 10 million euros to 13 million euros.

"These strategic measures will accelerate the Company's transformation to a fully integrated print and Internet business. Furthermore, they will increase efficiency and profitability while reinforcing our leadership in local markets.
By applying rigorous discipline, we are confident of achieving our targets," said Didier Breton, new Chief Operating Officer who joined the Company in July 2000.

Financial Outlook:

Expected 2000 results
The Company expects to report total revenues of approximately 370 million euros for the year 2000, up 31% versus 1999, of which approximately 20% is organic growth and of which 6% relates to favorable exchange rate movements.
The Company expects to report a slightly positive
EBITDA before restructuring charges for the year 2000.

The Company has available under its committed bank facilities approximately 111 million euros as of December 2000. The Company anticipates no additional borrowing requirements for 2001, excluding acquisitions.

Guidance for 2001
For 2001, the Company expects total revenues to grow organically at approximately 15% at constant exchange rates. The Company expects consolidated EBITDA in the region of 50 million euros, excluding potential acquisitions.

Future financial targets
"By sustaining the growth of our sales and focusing on expanding EBITDA margin, Trader.com expects to increase shareholder value. Based on our successful track record and the implementation of our strategy, our intention is to grow consolidated revenue in the mid-teens and reach consolidated EBITDA margins in the mid-20 percent level over the mid-term."
said John H. MacBain, President and Chief Executive Officer.

The Company expects to announce 4th quarter 2000 revenues on January 31, 2001 and complete audited results on April 5, 2001.
Refer to the Company's investor relations web site for the Company's complete 2001 schedule of financial reporting announcements.

www.trader.com

* 281 Publications in 18 Countries as of  November 2000
* More than 7 million readers per week
* 14 million unique advertisements for the first eleven months of 2000
* 135 million page views per month as of November 2000
* Listed on the NASDAQ (TRDR) and Premier Marche
(First Market of the Paris Stock Exchange -
SICOVAM code 5729 and Reuters code: TRD)

Forward Looking Statements
Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States'
Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases
"will likely result," "are expected to," "will continue" , "is anticipated," "estimate," "guidance," "project,"
"outlook" or similar expressions, including statements regarding the adequacy of our cash flows, expected cash flows, expected future financial targets, EBITDA savings and margins, revenue growth and draw downs under our credit facility.
Such statements are not promises or guarantees, and are subject to risks and uncertainties which could cause actual results to differ materially from those suggested by any such statements. Those factors include, but are not limited to, the preliminary nature of the information disclosed in this press release as well as those discussed or identified in our initial public offering prospectus and 1999 Form 20-F, which were filed with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our dependence on our management team, our workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our online strategy and execution of it and the expenditures required to implement it, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.
These statements are made as of the date hereof.
We disclaim any obligation to update or supplement the information in this press release due to changed circumstances.

Public Relations & Investor Relations Contact Information:

Gavin Anderson & Company Paris
Tel: +33 1 5383 9316
Fax: +33 1 5383 9323
Fabrice Baron: fbaron@gavinanderson.fr

Gavin Anderson & Company New York
Tel: +1 (212) 515-1950
Fax: +1 (212) 515-1919
Scott Tagliarino: stagliarino@gavinanderson.com

Gavin Anderson & Company London
Tel: +44 207 456 1469
Fax:+44 207 457 2330
Graham Prince : gprince@gavinanderson.co.uk


French Public Relations Contact Information:
Image 7 Paris
Tel: +33 1 5370 7458
Fax: +33 1 5370 7460
Marie-Charlotte Czerny : mcc@image7.fr